Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors of MacDonald Dettwiler and Associates Ltd.

We consent to the use of our audit report dated April 27, 2017, on the financial statements of MacDonald, Dettwiler and Associates Ltd., which comprise the consolidated balance sheets as at December 31, 2016 and December 31, 2015, the consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2016, and notes, comprising a summary of significant accounting policies and other explanatory information, which are included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada

April 27, 2017